[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 31, 2017

Keith A. Gregory

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Cushing® Mutual Funds Trust
Cushing® MLP Infrastructure Fund
Registration Statement on Form N-14
(File No. 333-220520)

Dear Mr. Gregory:

Thank you for your comments received October 19, 2017 and October 23, 2017 regarding the registration statement on Form N-14 (the “Registration Statement”) filed by Cushing® Mutual Funds Trust (the “Trust”), on behalf of its series Cushing® MLP Infrastructure Fund (the “Successor Fund”) related to the reorganization (the “Reorganization”) of The Cushing® MLP Infrastructure Fund I (the “Predecessor Fund”) with and into the Successor Fund, filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2017. On behalf of the Trust, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

Accounting Comments

Comment 1	We note that you intend to incorporate by reference the prospectus of the Successor Fund that forms a part of the registration statement on Form N-1A (the “N-1A”) of the Trust into the proxy statement/prospectus included in the registration statement. Such incorporation by reference is permitted only if the N-1A of the Trust is effective.

Response	The Trust notes your comment.

Comment 2	In the “Advisory Agreement” section of the registration statement, the disclosure indicates that “the Fund pays the Investment Adviser a fee, payable at the end of each calendar month, at an annual rate equal to a 1.00% of the average daily value of the Fund’s Managed Assets during the Month.”

“Managed Assets” is defined as “the total assets of the Fund, minus all accrued expenses incurred in the normal course of operations other than liabilities or obligations attributable to investment leverage, including, without limitation, investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), and/or (ii) the reinvestment of collateral received for securities loaned in accordance with the Fund’s investment objective and policies.”

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October 31, 2017

The Fee Table indicates that Management Fees are 1.00%. This figure does not appear to reflect the assets attributable to use of leverage. Please either confirm that the Fund does not intend to use leverage or revise the Fee Table to show the Management Fee as a percentage of net assets.

Response	The Trust confirms that the Predecessor Fund does not use leverage and the Successor Fund does not intend to use leverage. As a result, each of the Predecessor Fund’s and the Successor Fund’s Management Fees as a percentage of net assets will equal 1.00%.

Comment 3	In a footnote to the “Management Fees” line item in the Fee Table, please briefly explain how “total managed assets” is converted to “net assets” for the purposes of determining “Management Fees” as a percentage of net assets.

Response	As noted above, the Predecessor Fund does not and the Successor Fund does not intend to use leverage. Therefore a footnote is not necessary to convert the Management Fee as a percentage of total managed assets to a percentage of net assets. The Trust confirms that if the Successor Fund were to utilize leverage during any future period, such disclosure would be included in a footnote to the Fee Table of its N-1A.

Comment 4	Confirm that the fees shown in the Fee Table are based on current fees.

Response	The Trust confirms that the fees shown in the Fee Table are based on current fees.

Comment 5	Please review the Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement) figures for accuracy. For example, the footnotes to the Fee Table indicates that the Investment Adviser has agreed to waive a portion of the management fee and reimburse the Fund for certain operating expenses such that the “Total Annual Fund Operating Expenses” will not exceed 0.50% for each class of the Fund’s shares. However, the figures reflected under “Total Annual Fund Operating Expenses” (after Fee Waiver/Expense Reimbursement) are 1.50%. Please supplementally explain this discrepancy and revise the disclosure and/or the Fee Table, accordingly.

Response	The expense cap of the Predecessor Fund and the Successor Fund is intended to cap “Other Expenses” at 0.50%. Footnote 3 has been revised to clarify that the expense cap is exclusive of Management Fees.

Comment 6	Please revise the disclosure regarding recoupment of amounts waived to indicate that any recoupment will not cause the Fund’s expense ratio to exceed the lesser of (1) the expense cap in effect at the time of the waiver, and (2) the expense cap in effect at the time of recoupment. See 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-Inv. 73).

Response	The disclosure has been revised as requested.

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October 31, 2017

Comment 7	Review the Expense Example for the Predecessor Fund and revise as necessary to reflect the effects of the fee waiver only for such periods during which the waiver is in effect.

Response	The Predecessor Fund has reviewed the Expense Example and confirms that it reflects the effects of the fee waiver only for such periods during which the waiver is in effect.

Comment 8	Please explain why there is no discussion of the impact of the Reorganization on the capital loss carryforwards of the Predecessor Fund.

Response	The Predecessor Fund has elected to be treated as a partnership for federal income tax purposes. As such, the Predecessor Fund does not have capital loss carryforwards.

Comment 9	Because pro forma financials are not required with respect to the Reorganization, the capitalization table should be presented as of a date within 30 days of the date of filing.

Response	The capitalization table has been provided to present the information as of a date within 30 days of the date of filing.

Comment 10	In the capitalization table, footnote 1 appears to be missing. Please revise. Also, please revise the Pro Forma Adjustments column to reflect the change in the NAV and number of shares outstanding.

Response	The disclosure has been revised as requested.

General Disclosure Comments

Comment 11	We note that you intend to incorporate by reference the prospectus of the Successor Fund that forms a part of the N-1A of the Trust into the proxy statement/prospectus included in the registration statement. Such incorporation by reference is permitted only if the N-1A of the Trust is effective.

Response	The Trust notes your comment.

Comment 12	The prospectus included in the N-1A must include a sticker that the prospectus included therein will not be used until the Reorganization is completed.

Response	The requested disclosure has been added to the N-1A.

Comment 13	Confirm supplementaly that the Fund will not sell securities under the N-1A until after closing of the Reorganization.

Response	The Trust confirms that it will not sell securities of the Predecessor Fund under the N-1A until after the closing of the Reorganization.

Comment 14	We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action or comment by the SEC staff.

Response	The Trust notes your comment.

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October 31, 2017

Comment 15	Portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, and/or on exhibits added in any pre-effective amendment.

Response	The Trust notes your comment.

Comment 16	We generally do not repeat comments even though they may apply to disclosure in more than one location in the Registration Statement. It is incumbent on you to apply each comment to all similar disclosure in the Registration Statement.

Response	The Trust notes your comment.

Comment 17	We note that some of our comments herein reference the N-1A. Please apply all relevant comments received with respect to the Registration Statement to the N-1A and apply all relevant comments received with respect to the N-1A to the Registration Statement.

Response	The Trust notes your comment.

Comment 18	Any financial statements, exhibits, including tax and legal opinions, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. To the extent you intend to file a tax opinion via post-effective amendment, please include an undertaking in the Registration Statement to file, by post-effective amendment, a copy of the tax opinion, within a reasonable time after the closing of the Reorganization.

Response	The Trust confirms that any financial statements and other required disclosure not included in this registration statement will be filed by a pre-effective amendment to the registration statement.

As discussed in Response #30, the Trust does not intend to file a tax opinion in connection with the Registration Statement.

Comment 19	Confirm whether holders of preferred shares of the Predecessor Fund, if any, have a vote with respect to the Reorganization. If so, revise disclosure through the Registration Statement.

Response	The Predecessor Fund does not have any preferred shares outstanding.

Shareholder Letter

Comment 20	The second paragraph of the shareholder letter states that shareholders will receive shares having a “total dollar value” equivalent to the “total dollar value” of their investment in the Fund. Revise “total dollar value” to “aggregate net asset value” to be consistent with the language of the Plan of Reorganization.

Response	The disclosure has been revised as requested.

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October 31, 2017

Comment 21		In the instructions for signing proxy card(s), please add space between the listing of each type of account, and consider making bold the description of each type of account.

Response		The disclosure has been revised as requested.

Notice of Meeting

Comment 22		In clause (i) of Proposal 1, revise to state that the exchange of Class I Shares of Successor Fund will be at an aggregate net asset value equal to the aggregate net asset value of the Predecessor Fund.

We note that disclosure here and elsewhere differs from text of the Plan of Reorganization included as Exhibit A. Please review the text of the Plan of Reorganization and disclosure throughout the Registration Statement for consistency and make conforming changes as appropriate.

Response		The disclosure has been revised as requested.

Proxy Statement/Prospectus

Facing Page

Comment 23		Revise the statement that unitholders of the Predecessor Fund will receive Successor Fund shares having a total dollar value equivalent to the NAV of their investment in the Predecessor Fund to refer to “aggregate net asset value.”

Response		The disclosure has been revised as requested.

Comment 24		Certain documents are incorporated by reference:

	a.	We note that the Proxy Statement/Prospectus does not include information regarding the Predecessor Fund required by Item 6(a)(2) of Form N-14 (which refers to Items 5 of Form N-14 (which refers to items 4, 8.1, 8.2, 8.4, 8.5, 8.6, 9, 10, 11, and 12 of Form N-2 with respect to a closed-end fund) and Item 8 of Form N-14. Pursuant to Instructions F and G, such information may be incorporated by reference from the Prospectus and Statement of Additional Information of the Predecessor Fund.

Response		The disclosure has been revised as requested. Specifically:

Item 4 of Form N-2: The instructions to Item 4 of Form N-2 require the presentation of financial highlights only for periods subsequent to the effective date of the fund’s first 1933 Act registration statement. The Predecessor Fund is not registered under the 1933 Act and this does not have a 1933 Act registration statement. Nonetheless, the Trust has presented financial highlights of the Predecessor Fund and the Master Fund in Appendix B.

Item 8.1 of Form N-2: Information regarding the date and form of organization of the Predecessor Fund is set forth under the heading “Comparison of Business

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Structures, Governing Documents and Applicable Law.” And information regarding the classification and sub-classification of the Predecessor Fund is set forth on the facing page of the Proxy Statement/Prospectus, among other places.

Item 8.2 of Form N-2: Information about the investment objective and policies of the Predecessor Fund is set forth under the heading “Comparison of the Predecessor Fund and the Successor Fund – Comparison of Investment Objectives Strategies and Risks” as revised pursuant to this response letter.

Item 8.4 of Form N-2: Information about the non-principal investment policies of the Predecessor Fund is set forth on Appendix C.

Item 8.5 of Form N-2: Not applicable. Common units of the Predecessor Fund are not publicly held.

Item 8.6 of Form N-2: Not applicable. The Predecessor Fund is not a business development company.

Item 9 of Form N-2: Information regarding the management of the Predecessor Fund is set forth under the heading “Comparison of Investment Advisers and Other Service Providers” and “Additional Information about the Funds—Trustees and Executive Officers.”

Item 10 of Form N-2: Information about the Capital Stock, Long-Term Debt, and Other Securities of the Predecessor Fund is set forth on Appendix D.

Item 11 of Form N-2: Not applicable. Predecessor Fund has no senior securities outstanding.

Item 12 of Form N-2: None.

Item 8 of Form N-14: None.

	b.	We note that certain documents are incorporated by reference into the Reorganization Statement of Additional Information, which is incorporated by reference into the Prospectus. Such documents should be incorporated by reference here. See Item 10(d) of Regulation S-K.

Response		The disclosure has been revised as requested.

	c.	For each document incorporated by reference, include the file number and filing date.

Response		The disclosure has been revised as requested.

Overview – General

Comment 25	Supplementally explain whether liquidation of the Master Fund requires a separate unitholder vote.

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Response	Pursuant to the Declaration of Trust of the Master Fund, the Fund may be dissolved without unitholder vote if such dissolution is approved by 80% of the Trustees. On September 14, 2017, the Board of Trustees of the Master Fund unanimously approved a Plan of Liquidation and Dissolution for the Master Fund.

Comment 26	The third paragraph states that the Proxy Statement/Prospectus uses the term “Predecessor Fund” to include the Predecessor Fund and, where appropriate in the context, the Master Fund on a consolidated basis. Revise the phrase “where appropriate in the context” to be plain English.

Response	The disclosure has been revised as requested.

Overview – Why is the Reorganization being proposed?

Comment 27	Explain what is meant by the phrase “will allow Predecessor Fund unitholders to recognize NAV for their units at their discretion.”

Response	The Successor Fund is organized as an open-end investment company. Shareholders of an open-end investment company, unlike a closed-end investment company like the Predecessor Fund, may redeem shares daily. After the Reorganization, Predecessor Fund unitholders will be able to redeem the Successor Fund shares received in the Reorganization at NAV on any business day. The disclosure has been revised to clarify this statement.

Comment 28	Explain supplementally what is meant by the statement “Such redemptions from the Successor Fund may be minimized because the Predecessor has historically conducted quarterly tender offers to repurchase up to 40% of its outstanding units at NAV.”

Response	Most closed-end investment companies do not provide liquidity to their shareholders through quarterly tender offers of up to 40% of the fund’s outstanding shares. The Predecessor Fund, however, historically conducted quarterly tender offers to repurchase up to 40% of its outstanding units at NAV. Accordingly, Predecessor Fund unitholders historically experienced greater liquidity and are therefore less likely to redeem their shares shortly after the Reorganization, as compared to other closed-end funds that are reorganized into open-end funds. The disclosure has been revised to clarify this statement.

Overview – What are the federal income tax consequences of the Reorganization?

Comment 29	Clarify that the Reorganization will qualify as a tax free reorganization under Section 351 of the Internal Revenue Code (the “Code”). If not, please explain why not.

Response	The Trust is not structured as a “tax free reorganization” pursuant to Section 368 of the Code which applies to a reorganization of a “regulated investment company” into another “regulated investment company,” which is the typical structure for most fund reorganizations. Instead, since the Predecessor Fund is a partnership for U.S. federal income tax purposes, the transaction is governed by Section 351 of the Code, which relates to transfers of property to a corporation (in this case a corporation that has elected

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to be treated as a “regulated investment company”) by one or more persons solely in exchange for stock in such corporation. The Trust respectfully submits that the disclosure properly describes the tax consequences of the transaction under Section 351.

Comment 30	Please address why no tax opinion is being filed in connection with the Registration Statement. Please see Item 16 of Form N-14 and sub-items 11 and 12 thereof.

Response	As noted above, unlike most fund reorganizations, the Reorganization is not intended to qualify as a “tax free reorganization” pursuant to Section 368 of the Code. Instead, it will be governed by Section 351 of the Code, which relates to transfers of property to a corporation (in this case a corporation that has elected to be treated as a “regulated investment company”) by one or more persons solely in exchange for stock in such corporation.

The Trust notes that that in precedent fund reorganizations that were governed by Section 351 of the Code, no tax opinion was obtained. See, e.g., Market Vectors ETF Trust (Securities Act File No. 333-177080; Accession No. 0000930413-11-007041) (“has not sought a ruling from the Internal Revenue Service (the “IRS”) or an opinion from its tax counsel regarding any U.S. federal income tax consequences of the Offer and there is no assurance that the IRS would not challenge any of the conclusions set forth herein”); Market Vectors ETF Trust (Securities Act File No. 333-177081; Accession No. 0000930413-11-007036) (“has not sought a ruling from the Internal Revenue Service (the “IRS”) or an opinion from its tax counsel regarding any U.S. federal income tax consequences of the Offer and there is no assurance that the IRS would not challenge any of the conclusions set forth herein”); Market Vectors ETF Trust (Securities Act File No. 333-177082; Accession No. 0000930413-11-007039) (“has not sought a ruling from the Internal Revenue Service (the “IRS”) or an opinion from its tax counsel regarding any U.S. federal income tax consequences of the Offer and there is no assurance that the IRS would not challenge any of the conclusions set forth herein”); Market Vectors ETF Trust (Securities Act File No. 333-177083; Accession No. 0000930413-11-007038) (“has not sought a ruling from the Internal Revenue Service (the “IRS”) or an opinion from its tax counsel regarding any U.S. federal income tax consequences of the Offer and there is no assurance that the IRS would not challenge any of the conclusions set forth herein”); Market Vectors ETF Trust (Securities Act File No. 333-177084; Accession No. 0000930413-11-007037) (“has not sought a ruling from the Internal Revenue Service (the “IRS”) or an opinion from its tax counsel regarding any U.S. federal income tax consequences of the Offer and there is no assurance that the IRS would not challenge any of the conclusions set forth herein”); Market Vectors ETF Trust (Securities Act File No. 333-177085; Accession No. 0000930413-11-007040) (“has not sought a ruling from the Internal Revenue Service (the “IRS”) or an opinion from its tax counsel regarding any U.S. federal income tax consequences of the Offer and there is no assurance that the IRS would not challenge any of the conclusions set forth herein”).

The Trust has added similar disclosure to Registration Statement to advise investors that the Trust has not sought an IRS ruling or an opinion from counsel.

In addition, the Trust notes that the Predecessor Fund has offered its shares in a private placement solely to accredited investors, who have been advised to consult with their attorneys and accountants regarding such investment. As a result, the Predecessor Fund’s

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units are held by a relatively small number of highly sophisticated investors. The Predecessor Fund is taxed as a partnership, and therefore the investors in the Predecessor Fund, or their tax advisers, are knowledgeable with respect to partnership tax matters. In addition, each such investor has represented to the Predecessor Fund that the Investor “is knowledgeable and experienced in evaluating investments and experienced in financial and business matters and is capable of evaluating the merits and risks of investing in the [Predecessor Fund]” and “the Investor, in making its investment, is relying, if at all, solely upon the advice of the Investor’s personal tax advisor with respect to the tax aspects of an investment in the [Predecessor Fund].” Therefore, the Trust respectfully submits that unitholders of the Predecessor Fund will be able to evaluate tax treatment and consequences of the Reorganization and corresponding disclosure in the Registration Statement, and the presence of a tax opinion would not be material to such unitholders in determining how to vote.

Comment 31	Please explain whether there will be any sales of portfolio securities by the Predecessor Fund in anticipation of the Reorganization. Disclose the percentage of portfolio securities that would be sold, the dollar amount of such assets and the tax consequences of such sales.

Response	The Predecessor Fund does not anticipate selling any portfolio securities in anticipation of the Reorganization.

Comment 32	Describe any capital loss carryforwards of the Predecessor Fund as applicable.

Response	The Predecessor Fund has elected to be treated as a partnership for federal income tax purposes. As such, the Predecessor Fund does not have capital loss carryforwards.

Overview – How do the federal income tax consequences of an investment in the Funds differ?

Comment 33	Include a brief discussion of the consequences if the Successor Fund fails to qualify as a regulated investment company.

Response	The disclosure has been revised as requested.

Overview – Has the Board of the Predecessor Fund approved the proposed Reorganization?

Comment 34	Disclose whether the Board of the Successor Fund has approved the Reorganization.

Response	The disclosure has been revised as requested.

Comment 35	Include summary of factors that the Board considered in approving the Reorganization. In order to provide a balanced presentation, include any negative consequences of the Reorganization that the Board considered.

Response	The disclosure has been revised as requested.

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Overview – How will the number of shares of the Successor Fund that I will receive be determined?

Comment 36	Supplementally explain how the initial NAV of the Successor Fund of $20 per share was calculated.

Response	The Predecessor Fund was a closed-end investment company whose shares were offered through private placements to accredited investors who made their investment commitment based on the total dollar amount of their investment, with a minimum investment of $50,000. Accordingly, a higher unit price was not a factor in the investor’s investment decision. The Successor Fund, however, is an open-end investment company whose shares will be publicly offered. The Successor Fund believes that the lower share price of $20 per share is appropriate and consistent with other similar open-end investment companies.

Overview – Will my fees increase after the Reorganization?

Comment 37	The first sentence of this section states that the Successor Fund will pay the same investment advisory fee as the Predecessor Fund. Is this on a net or gross basis? Please compare advisory fees as a percentage of net assets on a gross and net basis for both Funds.

Response	The Predecessor Fund and the Successor Fund pay the same contractual advisory fee rate. The Predecessor Fund and the Successor Fund also pay the same advisory fee on a net basis after giving effect to the applicable fee waiver. Disclosure has been revised as requested.

Comment 38	The second sentence of this section states that the Successor Fund’s expenses are not expected to increase relative to those of the Predecessor Fund. Is this on a net or gross basis. Please compare annual operating expenses as a percentage of net assets on a gross and net basis for both Funds.

Response	The Predecessor Fund and the pro forma Successor Fund incur the same annual operating expenses as a percentage of net assets after giving effect to the applicable fee waiver. On a gross basis, without giving effect to the fee waiver, the pro forma Successor Fund’s annual operating expenses are one basis point less than those of the Predecessor Fund. Disclosure has been revised as requested.

Overview – Will I have to pay any front-end sales charges, contingent deferred sales charges or redemption fees in connection with the Reorganization?

Comment 39	Explain whether any such charges or fees will apply immediately following the Reorganization.

Response	No. Class I Shares are not subject to any front-end sales charges, contingent deferred sales charges or redemption fees.

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Overview – Are the investment objectives and strategies of the Successor Fund similar to the investment objectives and strategies of the Predecessor Fund?

Comment 40	Disclose the secondary objective of the Successor Fund, and to revise present such secondary objective plain English.

Response	The Successor Fund does not have a secondary objective.

Comment 41	Describe character of cash distributions that shareholders may receive from the Successor Fund, such as return of capital.

Response	The requested disclosure has been added under the heading “Comparison of Dividend and Distribution Policies.”

Comment 42	This section states that the investment objectives and strategies are substantially similar, whereas other sections of the Proxy Statement/Prospectus state that they are similar. We believe that it would be more accurate to state that they are similar. We note that closed-end funds may use leverage and invest in illiquid securities to a greater degree than open-end funds. Further, we note that while certain risks may be the same, they may produce varying risk profiles between the Funds.

Response	The disclosure has been revised as requested.

Comment 43	For each Fund, briefly describe the types of infrastructure investments it will make and any material differences between those investments.

Response	The requested disclosure has been added.

Comment 44	Describe any differences in the Funds’ use of leverage and derivatives, including any outstanding borrowings of the Predecessor Fund as of a recent date.

Response	Neither Fund intends to utilize leverage, and neither fund uses derivatives as a component of its principal investment strategy. Therefore, the Trust respectfully submits that disclosure with respect to such matters is inappropriate in the Overview, which is intended to serve as a synopsis, setting forth a clear and concise discussion of the key features of the transaction

Comment 45	The last paragraph of this section begins “Although there are certain differences in the manner in which the investment policies of the Funds are expressed…” Clarify what differences this is referring to.

Response	In light of the revisions to the comparison of principal investment policies, as described elsewhere in this response letter, the referenced statement has been deleted.

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Overview – What are the principal differences between open-end and closed-end funds?

Comment 46	Discuss differences between open-end funds and closed-end funds in voting rights, redemptions and use of leverage and issuance of preferred shares.

Response	The disclosure has been revised as requested. Information with respect to voting rights is set forth under the heading “Comparison of Business Structure, Governing Documents and Applicable Law.”

Comment 47	If the Predecessor Fund was an interval fund, please state that.

Response	The Predecessor Fund was not an interval fund.

Comment 48	If shares of the Predecessor Fund did not trade on an exchange, please state that.

Response	The disclosure has been revised as requested.

Comment 49	Please clarify what is meant by the statement “This distinction has a direct bearing on the management of the Funds and on expenses to which the Funds are subject.”

Response	The referenced statement has been deleted.

Overview – What are the quorum and approval requirements for the Reorganization?

Comment 50	Clarify what “majority” means for purposes of establishing a quorum.

Response	The disclosure has been revised as requested.

Overview – What happens if the Reorganization is not approved by the Predecessor Fund’s unitholders?

Comment 51	Consider disclosing the other alternatives that the board considered.

Response	The disclosure has been revised as requested.

Comparison of the Predecessor Fund and the Successor Fund – Comparison of Fees and Expenses

Comment 52	Explain in narrative disclosure related to the Expense Example that the waiver is reflected in the Expense Example only for so long as it will remain in effect.

Response	The disclosure has been revised as requested.

Comment 53	In the first line of the narrative introduction to the Expense Example replace “then sell all” with “then hold or sell all” and include versions of the Expense Example both assuming the shares are sold and assuming the shares continue to be held.

Response	The disclosure has been revised as requested.

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Comment 54	Ensure that the information presented in footnote 4 to the Fee Table is disclosed in Questions and Answers presented in the Overview as well.

Response	The Trust confirms that the information presented in footnote 4 to the fee table is disclosed in the Questions and Answers under “Will my fees increase after the Reorganization?”

Comment 55	Confirm that in determining the estimated expenses set forth in the Fee Table, the Funds have made appropriate estimates for the potential occurrence described in footnote 4.

Response	The Trust has not assumed net redemptions for purposes of calculating the Fee Table for the pro forma Successor Fund. Any such redemptions are speculative, and the Trust has no present knowledge of any investors’ intention to redeem. In addition, any such redemptions may potentially be offset by inflows of new assets. Finally, as noted in the disclosure, relative to other closed-end funds that have converted to open-end status, net outflows from the Successor Fund may be more limited due to the fact that, unlike most closed-end funds, investors have had ample opportunity to exit the Predecessor Fund through the Predecessor Fund’s quarterly tender offers for up to 40% of its outstanding units.

Comment 56	Clarify whether the Adviser’s right to recoupment fees and expenses with respect to Predecessor Fund will survive the Reorganization, and if so make conforming disclosure through the Proxy Statement/Prospectus.

Response	The Adviser’s right to recoup fees and expenses with respect to the Predecessor Fund will not survive the Reorganization. Disclosure to this effect has been added.

Comparison of the Predecessor Fund and the Successor Fund – Comparison of Investment Objectives, Strategies and Risks – Investment Objectives

Comment 57	Include disclosure required by Items 3(b)(2) (distribution and purchase procedures and exchange rights) and 3(b)(3) (redemption procedures) of Form N-14 and highlight differences between the Funds as appropriate.

Response	The requested disclosure is presented under the headings “Comparison of Purchase and Redemption Procedures” and “Comparison of Dividend and Distribution Procedures.”

Comment 58	Disclose the secondary objective of the Successor Fund, and to revise such disclosure to present such secondary objective plain English. Describe character of cash distributions that shareholders may receive from the Successor Fund, such as return of capital.

Response	The Successor Fund’s investment objective is to seek current income and capital appreciation. The Successor Fund does not have a secondary investment objective. Disclosure regarding the character of distributions has been added under “Comparison of Dividend and Distribution Policies.”

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Comparison of the Predecessor Fund and the Successor Fund – Comparison of Investment Objectives, Strategies and Risks – Principal Investment Strategies

Comment 59	As a general matter we note that disclosure relating to principal strategies and principal risks does not compare and describe differences between the Funds. These sections must include a comparison rather than merely a description of each item for each Fund. To avoid confusion and for ease of investor understanding, please consider revising the disclosure in a tabular side by side format describing each Fund’s investment policies and risks in a separate column, with a third adjacent column that describes the difference between them.

Response	The disclosure has been revised as requested.

Comment 60	Please discuss any differences in principal investment strategies that exist as a result of fact that Predecessor Fund is a closed-end fund and the Successor Fund is an open-end fund, such as use of leverage or investment in illiquid securities.

Response	The requested disclosure has been added. The Trust notes that although the Predecessor Fund is a closed-end fund and the Successor Fund is an open-end fund, their principal investment strategies do not differ in the respects noted. While the Predecessor Fund is permitted under the 1940 Act to utilize leverage and invest in illiquid securities in excess of 15% of its assets, it does not do so.

Comment 61	Please clarify whether either Fund sells or will sell credit default swaps as a part of its principal investment strategies.

Response	Neither Fund sells or will sell credit default swaps as part of its principal investment strategy.

Comment 62	If the Successor Fund will sell (write) credit default swaps, please confirm supplementally that the Successor Fund will segregate the full notional amount to cover the obligation of the credit default swap.

Response	The Successor Fund has no present intention to sell credit default swaps.

Comment 63	Disclosure states that “[t]he Successor Fund’s MLP Investments may include, but are not limited to, investments that offer economic exposure to MLPs in the form of common or subordinated units issued by MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, debt securities of MLPs, securities that are derivatives of interests in MLPs, including indirect ownership interests in an MLP issued by an MLP affiliate (I-Shares), and businesses that operate and have the economic characteristics of MLP Investments but are organized and taxed as ‘C’ corporations or as limited liability companies.” Please delete the phrase “may include, but are not limited to,” so that the disclosure identifies all of the Fund’s principal investments.

Response	The disclosure has been revised as requested.

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Comment 64	Please compare each Fund’s definition of infrastructure investments, including any differences in sector concentration. Disclosure includes a description of how the Predecessor Fund defines an infrastructure investment. Include similar disclosure for the Successor Fund.

Response	The disclosure has been revised as requested.

Comment 65	State whether each Fund concentrates in an industry or group of industries and identify such industries. We note that each Fund has a concentration risk.

Response	The disclosure has been revised as requested.

Comment 66	Clarify the percentage of each Fund’s assets that may be invested in junk bonds.

Response	Investing in junk bonds is not a principal investment strategy of the Funds. Disclosure has been revised accordingly.

Comment 67	Compare each Fund’s investment strategies with respect to investments in PIPEs and IPOs.

Response	The disclosure has been revised as requested.

Comparison of the Predecessor Fund and the Successor Fund – Comparison of Investment Objectives, Strategies and Risks – Principal Risks

Comment 68	The disclosure states, “The following principal risks of investments in the Predecessor Fund and the Successor Fund are similar, although the precise identification and description of those risks may differ.” Please compare all principal risks of the Predecessor Fund to the Successor Fund and precisely describe and distinguish all differences. To the extent a particular risk factor is the same, include a statement to that effect. Specifically, the Successor Fund includes Preferred Stock Risk, Convertible Securities Risk, Non-U.S. Securities Risk, and High Yield Securities Risk in the N-1A. Each of these risks should be included in the comparison.

Response	The disclosure has been revised as requested. Preferred Stock Risk, Convertible Securities Risk, Non-U.S. Securities Risk, and High Yield Securities Risk are not principal risk factors of the Successor Fund and the disclosure in the N-1A has been revised accordingly.

Comment 69	The staff notes that disclosure regarding certain risk factors is brief. Given the importance of some of the risks, please review the risk factors and include additional disclosure as is necessary.

Response	The disclosure has been revised as requested.

Securities and Exchange Commission

October 31, 2017

Comment 70	Please use a tabular format to compare the principal risk factors of the Predecessor Fund and Successor Fund side-by-side, with the final column comparing the principal risk factors.

Response	The disclosure has been revised as requested.

Comment 71.	Please include the disclosure required by Item 4(b)(1)(iii) of Form N-1A, if appropriate.

Response	The disclosure has been revised as requested.

Comment 72	Please revise the “Concentration Risk” to conform to the disclosure on the Fund’s concentration policy (i.e., concentration in the group of industries constituting the energy and energy infrastructure sectors).

Response	The disclosure has been revised as requested.

Comment 73	Please use bullet points for the MLP Structure Risk for ease of reading.

Response	The disclosure has been revised as requested.

Comment 74	Include a risk factor of the Predecessor Fund to note that it is not subject to a 15% limit on investments in illiquid securities as compared to an open-end fund like the Successor Fund. Include disclosure noting that the Predecessor Fund could invest more in instruments that trade in lower volumes or are less liquid than the Successor Fund.

Response	The disclosure has been revised as requested.

Comment 75	Please revise “Derivatives Risk” to include a statement that the use of derivatives is speculative.

Response	Derivatives risk is not a principal risk factor of the Funds.

Comparison of the Predecessor Fund and the Successor Fund – Comparison of Portfolio Turnover

Comment 76	The disclosure states that the Successor Fund is anticipated to have a portfolio turnover rate similar to that of the Predecessor Fund. However, later disclosure states that the Successor Fund’s portfolio turnover rate may be higher than that of the Predecessor Fund. Please address this inconsistency.

Response	The disclosure has been revised as requested.

Comment 77	Please clarify the meaning of “open-end fund asset” as used in the third sentence of this disclosure.

Response	The disclosure has been revised as requested.

Securities and Exchange Commission

October 31, 2017

Comparison of the Predecessor Fund and the Successor Fund – Comparison of Fund Performance

Comment 78	Please move disclosure regarding the Predecessor Fund’s performance from Appendix C to this Section.

Response	The disclosure has been revised as requested.

Comment 79	To the extent they are different, compare the broad based securities market indices used by each Fund.

Response	Unlike open-end funds, closed-end funds such as the Predecessor Fund, are not required to adopt a benchmark index. The benchmark index of the Successor Fund will be the S&P 500 Index, which is why such index has been used in the performance presentation.

Comparison of the Predecessor Fund and the Successor Fund – Comparison of Investment Advisers and Other Service Providers

Comment 80	Disclose the name of any person who controls the Investment Adviser, the basis of control, and the nature of that persons business.

Response	The disclosure has been revised as requested.

Comment 81	Disclose the duties of the Investment Adviser of the Predecessor Fund and Successor Fund in each successive paragraph.

Response	The disclosure has been revised as requested.

Comment 82	Include a statement regarding the Investment Adviser’s ability to recoup fees waived or expenses paid for the benefit of the Predecessor Fund after the Reorganization.

Response	The Investment Adviser’s right to recoup fees and expenses with respect to the Predecessor Fund will not survive the Reorganization. The requested disclosure has been added.

Comment 83	Please disclose the date of the shareholder and Board approval of the Successor Fund’s investment advisory agreement.

Response	The requested disclosure has been added.

Comparison of the Predecessor Fund and the Successor Fund – Comparison of Fund Shares

Comment 84	The fourth sentence of the second paragraph reads: “The Successor Fund reserves the right to waive or reduce the minimum initial investment amount for Class I Shares for purchases made through certain retirement, benefit and pension plans, or for certain classes of shareholders.” To the extent you are currently aware, please identify the classes of shareholders referenced in the foregoing sentence.

Response	There are currently no classes of investors who are subject to reduced minimum initial investment amounts.

Securities and Exchange Commission

October 31, 2017

Comment 85	The disclosure states that, subject to an exception for Predecessor Fund shareholders, Class I shareholders must make additional investments so that their account balance is $250,000 or more. If the shareholder does not increase the account balance, the Successor Fund may convert the shareholder’s Class I shares into Class A shares. Please provide an explanation of when this conversion would occur. Please also briefly describe the involuntary redemption policies and procedures for the Class A Shares, as well as any sales charges, redemption fees and distribution fees of the Class A Shares.

Response	The requested disclosure has been added.

Comparison of the Predecessor Fund and the Successor Fund – Purchase and Redemption Procedures for Shares of the Successor Fund

Comment 86	Clarify that shares are purchased and redeemed at net asset value and include a definition of net asset value.

Response	The disclosure has been revised as requested.

Comment 87	Disclose the time of day that net asset value is calculated.

Response	The disclosure has been revised as requested.

Comment 88	If applicable, disclose any actions the Successor Fund may take if it decides that a shareholder may be engaging in frequent purchases and redemptions.

Response	The Trust notes that this information is included in the Successor Fund N-1A Prospectus, which is incorporated in the Proxy Statement/Prospectus. A cross reference to such disclosure is included.

Comparison of the Predecessor Fund and the Successor Fund – Comparison of Dividend and Distribution Policies

Comment 89	Please describe the dividend and distribution policies of the Predecessor Fund and compare them to the Successor Fund, as indicated by the caption.

Response	The disclosure has been revised as requested.

Comment 90	Please delete the third sentence of the first paragraph, as it is redundant.

Response	The disclosure has been revised as requested.

Comparison of the Predecessor Fund and the Successor Fund – Comparison of Business Structures, Governing Documents and Applicable Law

Comment 91	Please disclose the place of organization of each Fund.

Response	The place of organization of each Fund is disclosed.

Securities and Exchange Commission

October 31, 2017

Comment 92	Please ensure that all material differences between the Funds’ Bylaws and Declaration of Trusts are disclosed.

Response	The Trust confirms that all material differences between the Funds’ Bylaws and Declaration of Trusts have been disclosed.

Comment 93	Please describe the voting requirements for approval of a new advisory agreement and changes in fundamental policies. Please disclose whether or not there are cumulative voting rights.

Response	The disclosure has been revised as requested.

Comment 94	If there are any material differences in the material terms of the organizational documents of the Funds, please supplementally explain why there is no shareholder vote required in accordance with the unbundling rule of Rule 14a-4(a)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 14a-4(b)(i) under the Exchange Act, and Exchange Act Release No. 31326, Section II.h, dated October 16, 1992 and Unbundling of Proxy Proposals—Investment Company Charter Amendments, IMGU 2014-02 (February 2014), available at https://www.sec.gov/divisions/investment/guidance/im-guidance-2014-02.pdf.

Response	Shareholders of the Predecessor Fund are being asked to approve the reorganization of the Predecessor Fund into the Successor Fund with all its features, terms, structure (including the open-end structure of the Fund), expenses and other differences. Including separate proposals to approve such features and terms is impractical because the proposal to approve the reorganization, including such features and terms, are inextricably intertwined. The Successor Fund is already organized as an open-end management investment company and its governing documents have been approved. Therefore, it is not possible for a Predecessor Fund shareholder to approve the reorganization, but avoid any particular features or terms of the Successor Fund.

The SEC staff has previously stated that it will not object “to ‘bundling’ proxy proposals in the following circumstances: . . .b. Inextricably Intertwined Proposals. The staff has not required separate proposals if the proposals would be impractical to separate. c. Merger Proposals. A vote to merge with another fund may carry with it approval of new advisory contracts, Rule 12b-1 plans, and other matters necessary to implement the merger.” See Investment Co. Filing Guidance – 1995, publicly available February 3, 1995.

Rule 14a-4(a)(iii) is not necessary in this context as the Staff has suggested that it is unnecessary to re-approve or ratify provisions of a registered fund that have already been approved and are in effect prior to the reorganization. See Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement, dated September 2004, where the Staff referred to it being unnecessary to re-approve or ratify a public company’s pre-existing charter or bylaw provisions.

When the shareholders of the Predecessor Fund vote to approve the proposed reorganization, they are being asked to accept a different security in exchange for their existing securities. The new security, the Class I Shares of the Successor Fund, is fully described to shareholders in the Registration Statement, and there is no need to have the

Securities and Exchange Commission

October 31, 2017

shareholders vote to approve specific aspects of the Class I Shares of the Successor Fund. In essence, the new features and terms are part of the basic financial terms of the Class I Shares of the Successor Fund and are inextricably intertwined with all the financial terms of the shares. See Compliance and Discussion Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally), last updated January 24, 2014.

Unitholders of the Predecessor Fund need to have all the information available to them necessary to decide whether they want to take the new security, as a whole, in exchange for their existing security, and the Trust respectfully submits that the Registration Statement provides this information.

Board Considerations

Comment 95	Please review the disclosure in each bullet point and include the Board’s conclusion as to why the information in each bullet supports the Board’s approval of the Reorganization.

Response	The Board of the Predecessor Fund has reviewed with their counsel the disclosure under the heading “Board Consideration” and respectfully submits that the disclosure, with the revisions noted in the subsequent responses, adequately describes the Board’s considerations in approving the Reorganization. The Trust has provided additional disclosure to link the bullet points to the Board’s conclusion.

Comment 96	Please disclose any negative factors that were considered by the Board when considering the Reorganization. For example, did the Board consider that, to the extent the Successor Fund experiences significant redemptions following the Reorganization and does not have capital inflows from the issuance of additional shares, its total annual operating expenses may be higher than anticipated.

Response	The requested disclosure has been added.

Comment 97	Please include the gross expense ratio for each Fund in bullet point three.

Response	The disclosure has been revised as requested.

Comment 98	Please conform disclosure in bullet point five to prior disclosure regarding principal investment strategies of the Successor Fund being similar to the principal investment strategies of the Predecessor Fund.

Response	The disclosure has been revised as requested.

The Proposed Reorganization – Agreement and Plan of Reorganization

Comment 99	Please supplementally explain what would happen if the Reorganization happened on a date other than December 15, 2017.

Response	If the Reorganization does not occur on December 15, 2017, the Predecessor Fund will continue to operate as normal and, if the Reorganization is ultimately approved, the Funds would identify a new Closing Date.

Securities and Exchange Commission

October 31, 2017

Comment 100	The summary of the Agreement and Plan of Reorganization (the “Plan”) should not be qualified in its entirety by reference to a copy of the Plan attached as an Appendix to the proxy statement/prospectus. All material terms of the Plan are required to be disclosed. Please delete this qualification and review the disclosure to ensure that all material terms of the Plan are disclosed.

Response	The Trust has reviewed the disclosure and confirms that the material terms are disclosed. The Trust respectfully submits that it is standard practice for funds to qualify the description of the plan of reorganization by reference to the plan, which is included as an appendix to the Proxy Statement/Prospectus. See, for example, Frontier Funds, Inc. (File No. 333-220208; Accession No. 0001104659-17-061267) (“The form of the Reorganization Agreement is attached as Appendix A, and the description of the Reorganization Agreement contained herein is qualified in its entirety by the attached Reorganization Agreement.”); Touchstone Strategic Trust (File No. 333-218331; Accession No. 0001398344-17-009000) (“The following summary is qualified in its entirety by reference to the Plans, a form of which is set forth in Exhibit A.”); Putnam Funds Trust (File No. 333-216759; Accession No. 0000928816-17-001202) (“The proposed merger will be governed by the Agreement, a copy of which is attached as Appendix A. The following discussion of the Agreement is qualified in its entirety by the full text of the Agreement.”). The Trust respectfully submits that without such a statement, investors may mistakenly believe that the Reorganization is governed by the summary contained in the Proxy Statement/Prospectus instead of the Plan itself.

Federal Income Tax Consequences of the Reorganization

Comment 101	Please include a discussion of any tax opinion to be received by the Funds related to the Reorganization in this section.

Response	As noted in response 30, the Trust has added disclosure that no IRS ruling or tax opinion has been sought.

Comment 102	Please include disclosure discussing the Fund’s 25% investment limitation in securities of master limited partnerships that are treated for federal income tax purposes as qualified publicly traded partnerships.

Response	The requested disclosure has been added to the discussion of the Trust’s principal investment strategies. Such disclosure is included under “Taxation of the Successor Fund as a RIC” in the last sentence of the second paragraph.

Comment 103	The last sentence of the penultimate paragraph of the “Taxation of the Successor Fund as a RIC” section reads, “The Successor Fund intends to monitor its investments in MLPs to prevent to disqualification of the Successor Fund as a RIC.” Please include additional disclosure on how the Successor Fund intends to monitor its holdings to prevent disqualification as a RIC.

Response	The Trust monitors this portfolio parameter in the same manner as all of it portfolio parameters. The Trust respectfully submits that neither Form N-1A nor Form N-14 requires a Trust to provide disclosure regarding its specific operating practices used to monitor portfolio parameters, nor is the Trust aware of other funds provided such disclosure. Furthermore, the Trust respectfully submits that such a description of portfolio monitoring practices would be highly technical in nature and of little value to investors.

Securities and Exchange Commission

October 31, 2017

Voting Information – Solicitation of Votes

Comment 104	Please include the material terms of the proxy solicitation contract and the approximate cost of the solicitation.

Response	The disclosure has been revised as requested.

Voting Information – Effect of Abstention and Broker “Non-Votes”

Comment 105	Please disclose that abstentions and broker non-votes will have the same effect as a vote against the proposal or explain why you believe that statement is not accurate.

Response	The disclosure has been revised as requested.

Other Information

Comment 106	Please include the indemnification undertaking required by Rule 484 under the Securities Act in the registration statement.

Response	The undertaking required by Rule 484 has been added.

* * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy